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                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                              SYNSORB BIOTECH INC.

                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)


                                  87160V-10-4

                                 (CUSIP Number)

                              GREGORY B. MATTHEWS
                            400,521-3RD AVENUE S.W.
                           CALGARY, ALBERTA T2P 3T3
                                (403) 263-3653

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                    COPY TO:

                                WILLIAM L. BOEING
                              HAYNES AND BOONE, LLP
                       1600 N. COLLINS BLVD., SUITE 2000
                            RICHARDSON, TEXAS 75080
                                 (972) 680-7553

                                  APRIL 22, 2002

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

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                                 SCHEDULE 13D
CUSIP No.  87160V-10-4

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Scout Capital Corp.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
     WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Alberta, Canada

                                       (7)  SOLE VOTING POWER
NUMBER OF                                   2,244,817
SHARES
BENEFICIALLY                           (8)  SHARED VOTING POWER
OWNED BY                                    0
EACH
REPORTING                              (9)  SOLE DISPOSITIVE POWER
PERSON WITH                                 2,244,817

                                       (10) SHARED DISPOSITIVE POWER
                                            0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,244,817

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6%

(14) TYPE OF REPORTING PERSON
     CO

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    This amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Scout Capital Corp. with the Securities and Exchange Commission ("SEC") on December 31, 2001 relating to the Common Stock of Synsorb Biotech Inc., as amended by Amendment No.1 to Schedule 13D filed with the SEC on January 8, 2002 (as previously amended, the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this amendment is to amend and restate the information contained in Items 4 and 5 of the Filing. Except as set forth below, all previous Items of the Filing remain unchanged.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended in its entirety to read as follows:

    The purchases of Common Stock consummated by Scout were made in the open market through the facilities of the Toronto Stock Exchange and the NASDAQ Stock Market. The Common Stock of Synsorb was acquired by Scout for investment purposes. However, Scout intends to monitor and review its interests in Synsorb on an ongoing basis. Such continuing review may result in Scout acquiring additional shares of Common Stock in the open market or in privately negotiated transactions, maintaining its holdings at current levels, discussing Synsorb's business, operations or other affairs with management, the board of directors or shareholders of Synsorb or selling all or a portion of its holdings in the open market or in privately negotiated transactions. Any such actions Scout undertakes will be dependent upon, among other things, the availability of shares of Common Stock for purchase and the price levels of such shares; general market and economic conditions; the ongoing evaluation of Synsorb's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Common Stock; the actions of the management and board of directors of Synsorb; and other future developments.

    Scout believes that more needs to be done to enable shareholders to realize the inherent value of Synsorb's business and that new leadership would provide a significant contribution to Synsorb's board of directors in formulating and implementing a plan to enhance shareholder value. Therefore, Scout has notified Synsorb of its intention to nominate Jim Silye, David Tonken and Tim Tycholis for election to the Synsorb board of directors at its 2002 annual meeting to be held on May 7, 2002. Scout has filed proxy and information circular materials with Canadian securities authorities and has mailed such materials to Synsorb shareholders. Scout intends to solicit proxies for the election of Mr. Silye, Mr. Tonken and Mr. Tycholis to Synsorb's board of directors in accordance with applicable Canadian proxy regulations (the "Proxy Solicitation").

    Scout believes that it would be desirable for Synsorb to explore the possibility of pursuing strategic transactions to enhance shareholder value, and has so advised the management of Synsorb. Such transactions could involve the acquisition of all or part of Synsorb, the sale of all or a material part of Synsorb's assets, or the purchase by Synsorb of companies operating in similar business lines or assets of such companies. Scout may hold discussions with other parties who might engage in such transactions with Synsorb.

    Scout believes that Mr. Silye, Mr. Tonken and Mr. Tycholis, as members of the Synsorb board, can seek to improve Synsorb's relationship with the investor community and seek to identify and pursue strategic transactions that would enhance shareholder value. In order to more efficiently implement these goals, Mr. Silye, Mr. Tonken and Mr. Tycholis would restructure Synsorb's present management team in a manner that would allow Synsorb to take full advantage of strategic opportunities.

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    Scout presently intends to vote in favor of the election of Mr. Silye,
Mr. Tonken and Mr. Tycholis as Synsorb directors and in favor of certain other matters as set forth in the proxy materials filed by Scout with Canadian securities authorities. However, Scout has not agreed, and is not contractually obligated, to vote the shares of Common Stock beneficially owned by Scout in any manner in connection with the Proxy Solicitation or with respect to any other vote of the shareholders of Synsorb.

    Scout reserves the right to participate in or initiate, alone or with others, any plans, proposals or transactions of a similar or different nature with respect to Synsorb or its securities. In addition, Scout may revise the proposals described above or submit additional proposals for action by shareholders.

    There can be no assurance that Scout (or any of its affiliates) will take any of the actions described in this Item 4 with respect to the Common Stock or with respect to Synsorb.

    Except as described in this Item 4, as of the date of this amendment, Scout has not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of Synsorb, or the disposition of securities of Synsorb; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of Synsorb or its subsidiaries, if any; (d) any change in the present board of directors or management of Synsorb, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Synsorb; (f) any other material change in Synsorb's business or corporate structure; (g) changes in Synsorb's charter or bylaws or other actions that may impede the acquisition of control of Synsorb by any person; (h) causing a class of securities of Synsorb to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Synsorb becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

    SCOUT CAPITAL CORP.

    (a)  Number of Securities Beneficially Owned:  2,244,817 shares of Common
         Stock

         Percentage of Class:  5.6%

    (b)  Sole Voting Power: 2,244,817 shares of Common Stock

         Shared Voting Power: 0 shares of Common Stock

         Sole Dispositive Power: 2,244,817 shares of Common Stock

         Shared Dispositive Power: 0 shares of Common Stock

    (c) The transactions made by Scout in the Common Stock in the last 60 days are detailed on Schedule A hereto, which is incorporated herein by this reference.

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GEOFFREY P. SMITH

    (a)  Number of Securities Beneficially Owned:  22,000 shares of Common Stock

         Percentage of Class: 0.0% (less than one-tenth of a percent)

    (b)  Sole Voting Power: 22,000 shares of Common Stock

         Shared Voting Power: 0 shares of Common Stock

         Sole Dispositive Power: 22,000 shares of Common Stock

         Shared Dispositive Power: 0 shares of Common Stock

    (c) During the last 60 days, Mr. Smith has not made any transactions in the Common Stock.

JIM SILYE

    (a)  Number of Securities Beneficially Owned:  6,000 shares of Common Stock

         Percentage of Class: 0.0% (less than one-tenth of a percent)

    (b)  Sole Voting Power: 6,000 shares of Common Stock

         Shared Voting Power: 0 shares of Common Stock

         Sole Dispositive Power: 6,000 shares of Common Stock

         Shared Dispositive Power: 0 shares of Common Stock

    (c) The only transaction by Mr. Silye in the Common Stock was the open market purchase of 6,000 shares of Common Stock described herein. Such purchase was conducted on February 20, 2002 at a price of (Cdn.)
         $ .32 per share on the Toronto Stock Exchange.

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

                                       SCOUT CAPITAL CORP.

                                       By: /s/ David L. Tonken
                                          -----------------------------------
                                       Name: David L. Tonken
                                       Title: Chief Executive Officer

Date: April 23, 2002

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                                   SCHEDULE A

                     SCOUT TRANSACTIONS IN THE COMMON STOCK
                               IN THE LAST 60 DAYS

TRADES EXECUTED ON THE TORONTO STOCK EXCHANGE:

--------------------------------------------
DATE        NUMBER OF       PRICE (CDN. $)
            SHARES
--------------------------------------------
3/1/2002    9,500           .28
--------------------------------------------
3/1/2002    6,500           .285
--------------------------------------------
3/4/2002    10,000          .28
--------------------------------------------